UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 12)

STAGWELL INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

85256A109

(CUSIP Number)

Stagwell Agency Holdings LLC

c/o The Stagwell Group LLC

1808 I Street, NW, 6th Floor

Washington, DC 20006

Attention: Mark J. Penn

(917) 765-2638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 85256A109	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Stagwell Agency Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,372,414 (See Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,372,414 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,372,414 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9% (See Item 5)*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* The calculation is based on 131,605,852 issued and outstanding shares of Class A Common Stock.

SCHEDULE 13D/A

CUSIP No. 85256A109	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). The Stagwell Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 175,411,472 (See Items 4 and 5)*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 175,411,472 (See Items 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,411,472 (See Items 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.0% (See Item 5)**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Reflects (i) 14,502,414 issued and outstanding shares of Class A Common Stock and (ii) 160,909,058 shares of Class A Common Stock issuable upon conversion of the shares of Class C Common Stock beneficially owned by the Reporting Person. The shares of Class C Common Stock are voting-only shares that have no economic interest in the Issuer and are not registered or listed shares. Each holder of shares of Class C Common Stock may, at its option, exchange such shares of Class C Common Stock, together with its corresponding economic interest in a wholly-owned subsidiary of the Issuer (collectively, a “Paired Equity Interest”), for shares of Class A Common Stock on a one-to-one basis (i.e., one Paired Equity Interest for one share of Class A Common Stock).

** The calculation is based on a total of 292,514,910 shares of Class A Common Stock outstanding, which includes (i) 131,605,852 issued and outstanding shares of Class A Common Stock and (ii) 160,909,058 shares of Class A Common Stock issuable upon conversion of the shares of Class C Common Stock beneficially owned by the Reporting Person.

SCHEDULE 13D/A

CUSIP No. 85256A109	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Mark J. Penn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,317,924 (See Items 4 and 5)*
	8	SHARED VOTING POWER 175,411,472 (See Items 4 and 5)**
	9	SOLE DISPOSITIVE POWER 2,317,924 (See Items 4 and 5)*
	10	SHARED DISPOSITIVE POWER 175,411,472 (See Items 4 and 5)**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 177,729,396 (See Items 4 and 5)**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.8% (See Item 5)***
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Does not include 1,725,000 shares of Class A Common Stock that may be issued upon the vesting and exercise of certain Stock Appreciation Rights. See Items 4 and 5.

** Reflects (i) 14,502,414 issued and outstanding shares of Class A Common Stock and (ii) 160,909,058 shares of Class A Common Stock issuable upon conversion of the shares of Class C Common Stock beneficially owned by the Reporting Person. The shares of Class C Common Stock are voting-only shares that have no economic interest in the Issuer and are not registered or listed shares. Each holder of shares of Class C Common Stock may, at its option, exchange its Paired Equity Interests for shares of Class A Common Stock on a one-to-one basis (i.e., one Paired Equity Interest for one share of Class A Common Stock).

*** The calculation is based on a total of 292,514,910 shares of Class A Common Stock outstanding, which includes (i) 131,605,852 issued and outstanding shares of Class A Common Stock and (ii) 160,909,058 shares of Class A Common Stock issuable upon conversion of the shares of Class C Common Stock beneficially owned by the Reporting Person.

SCHEDULE 13D/A

CUSIP No. 85256A109	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Stagwell Media LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 175,281,472 (see Items 4 and 5)*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 175,281,472 (See Items 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,281,472 (See Items 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.9% (See Item 5)**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Reflects (i) 14,372,414 issued and outstanding shares of Class A Common Stock and (ii) 160,909,058 shares of Class A Common Stock issuable upon conversion of the shares of Class C Common Stock beneficially owned by the Reporting Person. The shares of Class C Common Stock are voting-only shares that have no economic interest in the Issuer and are not registered or listed shares. Each holder of shares of Class C Common Stock may, at its option, exchange its Paired Equity Interests for shares of Class A Common Stock on a one-to-one basis (i.e., one Paired Equity Interest for one share of Class A Common Stock).

** The calculation is based on a total of 292,514,910 shares of Class A Common Stock outstanding, which includes (i) 131,605,852 issued and outstanding shares of Class A Common Stock and (ii) 160,909,058 shares of Class A Common Stock issuable upon conversion of the shares of Class C Common Stock beneficially owned by the Reporting Person.

SCHEDULE 13D/A

CUSIP No. 85256A109	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Stagwell Friends and Family LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

This Amendment No. 12 to Schedule 13D (this “Amendment No. 12”) is being filed jointly by: (i) Stagwell Agency Holdings LLC, a Delaware limited liability company, (ii) The Stagwell Group LLC, a Delaware limited liability company, (iii) Stagwell Media LP, a Delaware limited partnership, (iv) Mark J. Penn, a United States citizen, and (v) Stagwell Friends and Family LLC, a Delaware limited liability company (collectively, the “Reporting Persons” and each, individually, a “Reporting Person”), and relates to the Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of Stagwell Inc. (the “Issuer”). This Amendment No. 12 amends the original statement on Schedule 13D filed jointly by Stagwell Agency Holdings LLC, The Stagwell Group LLC, and Mark J. Penn with the Securities and Exchange Commission on March 25, 2019, as amended by Amendment No. 1 on June 26, 2020, Amendment No. 2 on October 4, 2020, Amendment No. 3 on December 22, 2020, Amendment No. 4 on June 7, 2021, Amendment No. 5 on June 14, 2021, Amendment No. 6 on June 17, 2021, Amendment No. 7 on July 9, 2021, Amendment No. 8 on July 16, 2021, Amendment No. 9 on August 4, 2021, Amendment No. 10 on October 7, 2021 and Amendment No. 11 on February 7, 2022 (as so amended, the “Schedule 13D”), with respect to the Class A Common Stock.

This Amendment No. 12 amends the Schedule 13D as set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning given to such term in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a) This Amendment No. 12 is being filed by the Reporting Persons.

(f) See the cover pages of this Amendment No. 12 for place of organization or citizenship of each of the Reporting Persons.

Item 3. Source and Amount of Funds or Other Considerations.

The disclosure set forth under Item 4 of this Amendment No. 12 is incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Grants of Restricted Shares

On February 28, 2022, the Issuer granted Mark J. Penn 161,765 restricted shares of Class A Common Stock under the Issuer’s Second Amended and Restated 2016 Stock Incentive Plan (the “2016 Plan”). Such restricted shares vested on February 28, 2023.

On August 15, 2022, the Issuer granted Mark J. Penn 593,031 restricted shares of Class A Common Stock under the 2016 Plan. Such restricted shares vest on March 31, 2025, subject to the achievement of financial performance targets and Mr. Penn’s continued service through such date.

On February 23, 2023, the Issuer granted Mark J. Penn 177,951 restricted shares of Class A Common Stock under the 2016 Plan. Such restricted shares vest on February 23, 2024.

On February 23, 2023, the Issuer granted Mark J. Penn 640,988 restricted shares of Class A Common Stock under the 2016 Plan. Such restricted shares vest on March 31, 2026, subject to the achievement of financial performance targets and Mr. Penn’s continued service through such date.

Tax Withholding

On January 3, 2023, in accordance with the 2016 Plan, Mark J. Penn delivered 193,207 shares of Class A Common Stock to the Issuer to satisfy tax withholding requirements on the vesting of restricted shares of Class A Common Stock.

On February 28, 2023, in accordance with the 2016 Plan, Mark J. Penn delivered 63,655 shares of Class A Common Stock to the Issuer to satisfy tax withholding requirements on the vesting of restricted shares of Class A Common Stock.

Stock Appreciation Rights

As previously disclosed, on December 14, 2021, the Issuer granted Mark J. Penn 1,500,000 stock appreciation rights (“SARs”) in respect of shares of Class A Common Stock under the 2016 Plan, with the grant of 1,312,000 of the 1,500,000 SARs subject to stockholder approval of an amendment to the 2016 Plan. On March 11, 2022, the SARs were amended to remove the stockholder removal requirement and to make all 1,500,000 SARs exercisable only for cash.

On March 1, 2023, the Issuer granted Mark J. Penn 225,000 SARs in respect of shares of Class A Common Stock under the 2016 Plan. The SARs have a base price of $6.79 per share, vest in three equal installments on each of the first three anniversaries of the date of grant and expire on the fifth anniversary of the date of grant.

Exchanges of Paired Equity Interests and Distributions of Class A Common Stock

On June 9, 2022, Stagwell Media LP and Stagwell Friends and Family LLC exchanged 388,122 Paired Equity Interests held by Stagwell Friends and Family LLC for an equal number of shares of Class A Common Stock and distributed those shares to certain of their limited partners and members for no consideration.

On August 31, 2022, Stagwell Media LP and Stagwell Friends and Family LLC exchanged 25,553 Paired Equity Interests held by Stagwell Friends and Family LLC for an equal number of shares of Class A Common Stock and distributed those shares to certain of its members for no consideration.

On September 30, 2022, Stagwell Media LP and Stagwell Friends and Family LLC exchanged 25,553 Paired Equity Interests held by Stagwell Friends and Family LLC for an equal number of shares of Class A Common Stock and distributed those shares to certain of its members for no consideration.

On December 31, 2022, Stagwell Media LP and Stagwell Friends and Family LLC exchanged 3,466,624 Paired Equity Interests held by Stagwell Friends and Family LLC for an equal number of shares of Class A Common Stock and distributed those shares to certain of its members for no consideration. Following such transaction, Stagwell Friends and Family beneficially owned zero shares of Class A Common Stock.

Secondary Offering

Pursuant to an underwriting agreement (the “Underwriting Agreement”) dated as of March 9, 2023, by and among the Issuer, Stagwell Global LLC, Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC, as representatives (the “Representatives”) of the underwriters named therein (the “Underwriters”), Stagwell Agency Holdings LLC and the other selling stockholders listed on Schedule I thereto (together with Stagwell Agency Holdings LLC, the “Selling Stockholders”), the Underwriters agreed to purchase from the Selling Stockholders, and the Selling Stockholders agreed to sell to the Underwriters, an aggregate of 16,000,000 shares of Class A Common Stock, including 12,000,000 shares of Class A Common Stock held by Stagwell Agency Holdings LLC, at a price of $6.429375 per share (the “Base Sale”). In addition, pursuant to the Underwriting Agreement, the Selling Stockholders granted the Underwriters an option, exercisable for up to 30 days following the date of the Underwriting Agreement, to purchase up to an aggregate of 2,400,000 shares of Class A Common Stock, including 1,800,000 shares of Class A Common Stock held by Stagwell Agency Holdings LLC, at the same price per share. The Underwriting Agreement contains customary terms and conditions for a public offering, including customary representations and warranties and indemnity provisions. The Base Sale was completed on March 14, 2023.

In connection with the offering of Class A Common Stock to which the Underwriting Agreement relates, Mark J. Penn and Stagwell Agency Holdings LLC signed lock-up agreements, dated March 8, 2023 (the “Lock-Up Agreements”), pursuant to which they agreed, subject to certain exceptions, not to, and not to publicly disclose an intention to, during the period ending 60 days after March 9, 2023, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock of the Issuer or any securities convertible into or exercisable or exchangeable for common stock of the Issuer, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities.

The foregoing descriptions of the Underwriting Agreement and the Lock-Up Agreements do not purport to be complete summaries of and are subject to and qualified in their entirety by reference to the complete text of the Underwriting Agreement (including the form of Lock-Up Agreement included as Exhibit A thereto), a copy of which is filed as Exhibit A hereto and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Subparts (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

Calculations of the percentage of shares of Class A Common Stock beneficially owned assume:

(i)	a total of 131,605,852 issued and outstanding shares of Class A Common Stock as of the date hereof, based on 131,605,852 shares of Class A Common Stock issued and outstanding as of February 28, 2023 as provided on the Issuer’s Annual Report on Form 10-K filed on March 6, 2023; and

(ii)	the conversion of the remaining number of shares of Class C common stock, par value $0.00001 per share, of the Issuer (the “Class C Common Stock”) beneficially owned by the applicable Reporting Person into an equal number of shares of Class A Common Stock.

The aggregate number and percentage of shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares of Class A Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment No. 12 and are incorporated herein by reference.

As of the date hereof, Stagwell Agency Holdings LLC directly holds 14,372,414 shares of Class A Common Stock.

As of the date hereof, The Stagwell Group LLC directly holds 130,000 shares of Class A Common Stock.

As of the date hereof, Mark J. Penn directly holds 2,317,924 shares of Class A Common Stock, of which (i) 177,951 are unvested shares of restricted stock that are not scheduled to vest until February 23, 2024, subject to continued employment, (ii) 412,000 are unvested shares of restricted stock that are not scheduled to vest until March 31, 2024, subject to achievement of financial performance targets and continued employment, (iii) 593,031 are unvested shares of restricted stock that are not scheduled to vest until March 31, 2025, subject to achievement of financial performance targets and continued employment, and (iv) 640,988 are unvested shares of restricted stock that are not scheduled to vest until March 31, 2026, subject to achievement of financial performance targets and continued employment. In addition, as of the date hereof, Mr. Penn directly holds (i) 1,500,000 SARs granted on April 5, 2019 with a base price of $2.19 per share, of which all are vested and exercisable as of the date hereof, and (ii) 225,000 SARs granted March 1, 2023 with a base price of $6.79 per share, vesting in three equal installments on each of the first three anniversaries of the date of grant.

As of the date hereof, Stagwell Media LP directly holds 160,909,058 shares of Class C Common Stock.

As of the date hereof, Stagwell Friends and Family LLC directly holds no shares of Class C Common Stock.

The Stagwell Group LLC is the general partner and manager of Stagwell Media LP and is the manager of Stagwell Agency Holdings LLC, which is a subsidiary of Stagwell Media LP. Mark J. Penn is the controlling person of The Stagwell Group LLC. Stagwell Media LP is the manager of Stagwell Friends and Family LLC. Mark J. Penn is the controlling person of Stagwell Media LP.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Class A Common Stock except as described herein.

Subpart (c) of Item 5 of the Schedule 13D is hereby amended and restated as follows:

No transactions in shares of Class A Common Stock were effected by any Reporting Person during the sixty days before the date hereof, except as set forth in this Amendment No. 12.

Neither the filing of this Amendment No. 12 nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any securities covered by this statement for purposes of Section 13(d) of the Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, except to the extent of its or his pecuniary interest therein, if any, and such beneficial ownership is expressly disclaimed. The filing of this statement should not be construed to be an admission that any Reporting Person is a member of a “group” for the purposes of Sections 13(d) or 13(g) of the Exchange Act.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure set forth under Item 4 of this Amendment No. 12 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit A – Underwriting Agreement, dated as of March 9, 2023, by and among the Issuer, Stagwell Global LLC, the Underwriters and the selling stockholders listed on Schedule I thereto (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 14, 2023).

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 14, 2023

STAGWELL AGENCY HOLDINGS LLC
By:	The Stagwell Group LLC, its manager

By:	/s/ Mark J. Penn
Name: Mark J. Penn
Title: Manager

THE STAGWELL GROUP LLC

By:	/s/ Mark J. Penn
Name: Mark J. Penn
Title: Manager

MARK J. PENN

By:	/s/ Mark J. Penn
Name: Mark J. Penn

STAGWELL MEDIA LP
By:	The Stagwell Group LLC, its manager

By:	/s/ Mark J. Penn
Name: Mark J. Penn
Title: Manager

STAGWELL FRIENDS AND FAMILY LLC
By:	Stagwell Media LP, its manager

By:	/s/ Mark J. Penn
Name: Mark J. Penn
Title: Manager, The Stagwell Group LLC, Manager, Stagwell Media LP